Exhibit 99.2

For Immediate Release: April 21, 2022

Attention: Business Editors

VERSABANK ANNOUNCES THE RESULTS OF ITS 2022 MEETING OF SHAREHOLDERS

LONDON/ON/CNW/ - VersaBank (TSX: VBNK; NASDAQ: VBNK) (“VersaBank” or the “Bank”) reports the results of its 2022 Annual Meeting of Shareholders (the “Meeting”) held in Toronto, Ontario on April 20, 2022.

Each of the director nominees listed in VersaBank’s Management Information Circular dated March 3, 2022 were elected as directors of the Bank. The detailed results of the vote are as follows, with percentages rounded to two decimal places:

Director		Number of Votes Cast	Percentage of Votes Cast
Robbert-Jan Brabander	In Favour: Withheld:	17,450,668 1,121,727	93.96 6.04	% %
David A. Bratton	In Favour: Withheld:	16,593,246 1,979,149	89.34 10.66	% %
Gabrielle Bochynek	In Favour:	17,414,616	93.77%
	Withheld:	1,157,779	6.23%
R.W. (Dick) Carter	In Favour: Withheld:	10,579,380 7,993,015	56.96 43.06	% %
The Honourable Thomas A. Hockin	In Favour: Withheld:	17,449,267 1,123,128	93.95 6.05	% %
Peter M. Irwin	In Favour:	17,449,768	93.96%
	Withheld:	1,122,627	6.04%
Arthur Linton	In Favour: Withheld:	17,451,368 1,121,027	93.96 6.04	% %
Susan T. McGovern	In Favour: Withheld:	17,413,644 1,158,751	93.76 6.24	% %
Paul G. Oliver	In Favour: Withheld:	17,452,198 1,120,197	93.97 6.03	% %
David R. Taylor	In Favour: Withheld:	17,453,986 1,118,409	93.98 6.02	% %

At the Meeting, the Shareholders also approved the re-appointment of KPMG LLP as auditors of the Bank.

VersaBank’s Voting Results with respect to all matters voted upon at the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and on Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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